Mail Stop 4561


      May 1, 2006



Gregory T. Stevens
Chief Administrative Officer
Spheris, Inc.
720 Cool Springs Boulevard, Suite 200
Franklin, Tennessee 37067

Re:	Spheris, Inc.
      Registration Statement on Form S-4
      Amended on April 24, 2006
      File No. 333-132641

Dear Mr. Stevens:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business - page 50
1. We note your response to Comment 33. Please revise to briefly describe the operations of Vianeta.


Services Provided - page 53
2. We note your response to Comment 35. To facilitate a clearer understanding of your subsidiaries, please disclose in the prospectus the limited nature of your Canadian operations.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Paul Fischer, Staff Attorney, at (202) 551-
3415
or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,


      Michael McTiernan
      Special Counsel



cc:	Laura R. Brothers, Esq. (via facsimile)





Mr. Gregory T. Stevens
Spheris, Inc.
May 1, 2006
Page 2